                                  SCHEDULE 13G
                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 7)(1)



                              THE FIRST YEARS INC.
                   -----------------------------------------
                               (Name of Issuer)




                          Common Stock, $.10 par value
                   -----------------------------------------
                        (Title of Class of Securities)




                                  337 610 109
                   -----------------------------------------
                                (CUSIP Number)



                               December 31, 1999
             -----------------------------------------------------
             Date of Event Which Requires Filing of this Statement

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d - 1(b)

         [X]  Rule 13d - 1(c)

         [ ]  Rule 13d - 1(d)


        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 337 610 109                                     PAGE  2  OF  4  PAGES
          -----------                                          ---    ---

-------------------------------------------------------------------------------
  (1)  NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       - Ronald J. Sidman

-------------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A) [ ]
                                                                (B) [ ]

-------------------------------------------------------------------------------
  (3)  SEC USE ONLY

-------------------------------------------------------------------------------
  (4)  CITIZENSHIP OR PLACE OF ORGANIZATION                         -

        U.S.A.

-------------------------------------------------------------------------------
                       (5)  SOLE VOTING POWER                       -

                             987,638 (includes 114,666 shares issuable to Mr. Sidman pursuant to stock options which are either currently exercisable or will be exercisable within the next 60 days).

                      ---------------------------------------------------------
  NUMBER OF            (6)  SHARED VOTING POWER                     -
   SHARES
 BENEFICIALLY                0
  OWNED BY
    EACH              ---------------------------------------------------------
  REPORTING            (7)  SOLE DISPOSITIVE POWER                  -
 PERSON WITH
                             987,638 (includes 114,666 shares issuable to
                             Mr. Sidman pursuant to stock options which are
                             either currently exercisable or will be
                             exercisable within the next 60 days).
                      ---------------------------------------------------------
                       (8)  SHARED DISPOSITIVE POWER                -
                             0

-------------------------------------------------------------------------------
  (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON                                                       -

        987,638 (includes 114,666 shares issuable to Mr. Sidman pursuant to stock options which are either currently exercisable or will be exercisable within the next 60 days).

-------------------------------------------------------------------------------
 (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                              [X]

        Excludes 49,486 shares owned by Mr. Sidman's wife, Marjorie R. Sidman. Mr. Sidman disclaims beneficial ownership in the shares owned by his wife, Marjorie R. Sidman.


-------------------------------------------------------------------------------
 (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9              -

        10.1%

-------------------------------------------------------------------------------
 (12)  TYPE OF REPORTING PERSON*                                    -

        IN

-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

Item 1:   (a)  Name of Issuer: THE FIRST YEARS INC.

          (b)  Address of Issuer's Principal Executive Offices:

          ONE KIDDIE DRIVE, AVON, MA 02322

Item 2:   (a)  Name of Person Filing: RONALD J. SIDMAN

          (b)  Address of Principal Business Office or, if none, Residence:

          ONE KIDDIE DRIVE, AVON, MA 02322

          (c)  Citizenship:  U.S.A.

          (d)  Title of Class of Securities: Common Stock
                                        $.10 par value

          (e)  CUSIP Number: 337 610 109

Item 3:   Not applicable.

Item 4:   (a)  Amount Beneficially Owned: 987,638 (Includes 114,666 shares issuable to Mr. Sidman pursuant to stock options which are either currently exercisable or will be exercisable within the next 60 days.)

          (b)  Percent of Class: 10.1%

          (c)  Number of Shares as to which such person has:

          Items 5, 6, 7 and 8 on Page 2 are hereby incorporated by reference.



                              Page 3 of 4 Pages

SCHEDULE 13G

Item 5:         Ownership of Five Percent or Less of a Class: Not applicable.

Item 6:         Ownership of More than Five Percent on Behalf of Another
                Person: Not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company: Not applicable.

Item 8: Identification and Classification of Members of the Group: Not applicable.

Item 9:         Notice of Dissolution of Group: Not applicable.

Item 10:        Certification:
                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000


By: /s/ Ronald J. Sidman
   ----------------------
    Ronald J. Sidman

                              Page 4 of 4 Pages